NEXIMMUNE, INC.

9119 Gaither Road

Gaithersburg, MD 20877

March 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Ansart

RE:	NexImmmune, Inc.

Registration Statement on Form S-3

Filed March 9, 2022

File No. 333-263399

Acceleration Request

Dear Ms. Ansart:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of NexImmune, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Wednesday, March 16, 2022, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call John Rudy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

NEXIMMUNE, Inc.

/s/ John Trainer
John Trainer
Chief Financial Officer

cc:	John Rudy, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.